                                                                DQE EXHIBIT 12.1

                             DQE and Subsidiaries

               Calculation of Ratio of Earnings to Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)

                                                                                      Year Ended December 31,
                                                                 ---------------------------------------------------------------
                                                                    2001            2000          1999        1998        1997
                                                                 ----------     -----------    ---------   ---------   ----------
FIXED CHARGES:
  Interest on long-term debt                                     $   62,308     $    73,546    $  79,454   $  81,076   $   87,420
  Other interest                                                     26,686          36,118       28,212      14,556       13,823
  Portion of lease payments representing an interest factor           3,113           6,783       42,973      44,146       44,208
  Dividend requirement (a)                                           16,018          14,131       14,684      15,612       21,649
                                                                 ----------     -----------    ---------   ---------   ----------
           Total Fixed Charges                                   $  108,125     $   130,578    $ 165,323   $ 155,390   $  167,100
                                                                 ----------     -----------    ---------   ---------   ----------
EARNINGS:
  Income (Loss) from continuing operations                       $ (153,381)   $    153,551    $ 201,416   $ 196,688   $  199,101
  Income taxes                                                      (56,081)         70,350      110,722(b)  100,982(b)    95,805(b)
  Fixed charges as above                                            108,125         130,578      165,323    155,390      167,100
                                                                 ----------     -----------    ---------   ---------   ----------
           Total Earnings (Loss)                                 $ (101,337)   $    354,479    $ 477,461   $ 453,060   $  462,006
                                                                 ----------     -----------    ---------   ---------   ----------
RATIO OF EARNINGS TO FIXED CHARGES                                    (0.94)(c)        2.72         2.89        2.92         2.76
                                                                 ==========     ===========    =========   =========   ==========

(a) Includes $12.6 million in dividend requirements for the Monthly Income Preferred Securities per year.

(b) Earnings related to income taxes reflect a $3.0 million, $12.0 million and $17.0 million decrease for the twelve months ended December 31, 1999, 1998 and 1997, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.86, 2.99 and 2.87 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.

(c) In order to achieve a ratio of earnings to fixed charges of one to one, total earnings would need to increase by approximately $209.5 million.